U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB
                                 Amendment No. 3


                 General form for registration of securities of
                  small business issuers Under Section 12(b) or
                   (g) of the Securities Exchange Act of 1934


                           White Diamond Spirits, Inc.
                 ---------------------------------------------
                 (Name of Small Business Issuer in its charter)


                                     Nevada
         --------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)


                                   88-0401630
                      ------------------------------------
                      (I.R.S. Employer Identification No.)


       701 North Green Valley Parkway, Suite 200, Henderson, Nevada 89014
       ------------------------------------------------------------------
                           Principal Executive Offices


                                  702 990 3050
                            ------------------------
                            (Issuer's Telephone No.)


Securities to be Registered under Section 12(b) of the Act:  None
                                                             -----

Securities to be Registered  under Section 12(g) of the Act: Common Stock (Title
of Stock)                                                    ------------


Total number of pages:  60
                       ----

Index to Exhibits Appears on Page 52
                                 ----

Item 1
======

(a) Business Development
------------------------

White Diamond Spirits, Inc. (the Company) was incorporated in July 1998 under the laws of the State of Nevada for the purpose of acquiring and carrying on the business of White Diamond Importers, LLC, a Nevada Limited Liability Company. In April 1999, the Company acquired 100% of the Member Interest of White Diamond Importers, LLC, in exchange for 2,400,000 shares of the Company's common stock. White Diamond Importers LLC was formed in 1997 to be the primary importer of the "Brilliant" line of Ultra-Premium vodka into North America manufactured by Brilliant Spirit Ltd. of Dublin , Ireland. The Company's Officers and Directors are the founders of both the Company and White Diamond Importers, LLC.

On April 14, 1999, the Company entered into a Marketing Agreement with Brilliant Spirit, Ltd. The agreement has a five year term with automatic renewal for successive five year periods so long as the Company meets minimum purchase requirements. Pursuant to the Marketing Agreement, the Company has a license to import, promote and sell the Brilliant Spirit products in the United States and Canada. On April 18, 2000 the Marketing Agreement was amended to waive the minimum purchase requirements.


In August 1999, the Company received its basic Import Permit from the U.S. Bureau of Alcohol, Tobacco and Firearms and as a result is able to import and distribute its products in all fifty states. Typically, the Company will enter into a Wholesale Distributor Agreement with a company already licensed to distribute alcoholic products in a State and then the Company will file applications to be registered as an importer to that State. As of September 2000, the Company has entered into Wholesale Distributor Agreements which have resulted in purchase orders and delivery of product to California, Colorado, Illinois, Nevada and Tennessee. The Company is also approved for distribution in British Columbia, Canada.


(b) Narrative Description of Business
-------------------------------------

Principal Products: The Company imports and supplies wholesalers with the following Brilliant Spirit Ltd. products:

Vodka Brilliant Clear 750ml
Vodka Brilliant Clear 100ml
Vodka Brilliant Clear 50ml

Vodka Brilliant Deluxe Black Onyx 750ml

Each product is contained in perfume quality hexagonal glass bottles complete with "stopka" (attached shot glass). Packaging of the products includes a fascinating and romantic product history based in Russian folklore, which describes how the product derives from a Russian recipe which is associated with quality vodka. The Brilliant Spirit products are protected under registered trademarks and use proprietary product formulas.

The first product developed by Brilliant Spirit was Brilliant clear vodka, and was introduced in 1995 in order to establish an identity as a premier producer of first quality vodka. The Company also intends to import and distribute Brilliant Deluxe, a series of six flavored vodkas, special souvenir sets, the Sabbath drink series, Russian Diplomat premium vodka and Millennium 2000 vodka. Brilliant vodka has also been an award winner in both design and quality by Wine and Spirit International, London, England and Interdrink, Moscow, Russia.

The Company has not engaged in research and development and does not anticipate doing so.

Production  and  Delivery:
The Brilliant Product Line is distilled at Clyde Bonding, Scotland pursuant to a manufacturing agreement with Brilliant Spirit, Ltd. The production line is able to produce 150,000 bottles per 24 hour period. Raw materials are readily available from a variety of sources. Delivery will be by ocean freight in twenty foot containers (1100cs 12 x 750ml) directly into major U.S. ports. Customs Brokers and warehousing have been arranged. arranged. The Company's products are currently delivered to the Port of San Francisco/Oakland. McCaffrey International is our customs broker there who clears the product through customs and stores the same in bond warehousing until it is delivered to Western Wine Services, which provides our bonded warehouse facility pending shipment to distributors. Both McCaffrey International and Western Wine Services invoice the Company for handling and storage fees at fixed rates which are then due upon receipt. Purchase Orders received from distributors are paid within 30 days of shipment.

The Company has distribution agreements with the following companies:

Frank-Lin Beverage Group, San Jose, California. Frank-Lin has exclusive distribution rights in the State of California for two years beginning September 1, 1999 and automatically renewing thereafter. The Company has the right to terminate the agreement on 60 days notice and the payment of a termination fee equal to 100% of the gross profit on each case sold over the previous thirty-six month period.

Majestic Distilling Co., Inc., Baltimore, Maryland. Majestic has agreed to represent the Company's products in the states of:

Massachusetts     Maryland      North Carolina   Georgia        Nebraska
Florida           Wash. D.C.    South Carolina   Tennessee      Missouri
Pennsylvania      Arkansas      Kentucky         Kansas         Ohio
Delaware          Michigan      New York         Virginia       New Hampshire
West Virginia     Vermont       Rhode Island     Colorado       Maine
Texas                           Alabama

Majestic serves as a Master Agent and with the consent of the Company appoints distributors in the various markets. Majestic is required to maintain an inventory of the Company's products and maintain appropriate records for state regulatory authority. Advertising and promotional material is provided by the Company.

Marketing: The Company's marketing strategy is to initially focus on a select group of cities such as Los Angeles, Las Vegas and Chicago in selected states including California, Nevada and Illinois. The Company plans to promote brand recognition and choice in individual state by state markets by agreements with wholesale distributors. The Company will provide point of sale promotional material to its wholesalers and use permissible media advertising such as print ads and billboards in selected urban markets. As of September 2000 the Company's products have been stocked in Las Vegas bars in prominent hotels and casinos such as Mandalay Bay, Stratosphere, Rio and Mirage.


Competition:
Competition for sales of vodka is intense and the market is mature. The Company also competes against discount and private label brands of vodka as well as other spirits, beer and wine. The Company is aware of at least six other premium vodka brands, which control approximately 90% of the current market for premium vodka. These competitors are much larger and have much greater financial resources than the Company. Competition among the premium brands is driven largely by advertising with brand recognition being more important than pricing. The Company believes that its product is competitive as a "premium vodka" because of:

     It's country of origin, Scotland is famous for its distilleries;

     An expensive processing method of being five column distilled and three times filtered;

     Perfume quality hexagonal glass bottles and attached crystal shot glass;

     Packaging Awards;

     Tasting Awards; and

     Premium Pricing of $22 t0 $24 per 750ml bottle.

Regulation:
The importation and distribution of alcoholic spirits is subject to extensive regulation by the U.S. Bureau of Alcohol, Tobacco and Firearms (BATF) as well as by State alcoholic beverage control agencies. In order to obtain its BATF Import Permit, the Company and its officers and directors were subject to extensive business and personal background checks for prior criminal activity or associations which could have disqualified the Company or its officers and directors from obtaining the import permit. The Company must report each import shipment to the BATF and pay a Federal Duty Deposit once product is released by U.S. Customs. In addition, the Company must report interstate shipments of product to a Distributor. The Company must report changes in its officers and directors to the BATF. Compliance with the BATF and state regulation requires minor administrative cost. Failure to comply with the BATF and state regulations could result in the revocation or suspension of the Company's Import Permit. Any person who violates the conditions of the Permit can be subject to a civil penalties of not more than $10,000 per violation.

Typically, the Company will enter into a Wholesale Distributor Agreement with a company already licensed to distribute alcoholic products in a State and then the Company will file applications to be registered as an importer to that

State. The Company has received its B.A.T.F. Import Permit as well as licensing permits from the States of California and Nevada. State and Federal regulation on importers such as the Company focuses on product purity, consistence, ownership of the regulated companies and advertising.

The Company has engaged the services of Compliance International of Sonoma, California to make the necessary reports to state regulators of all shipments to distributors. As and when a new distributor is engaged, Compliance International prepares and submits the applications for the state where the new distributor is located.

Employees:
The company employs five persons on a full time basis.


Item 2 - Management Discussion & Analysis or Plan of Operation
==============================================================

This section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not guarantees of our future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond our control. Our actual results may differ materially from those anticipated in these forward-looking statements.

General Information
-------------------
The  Registrant  was   incorporated   in  July,   1998  for  the  purpose  of  a
reorganization with its subsidiary which was established in November, 1997. Prior to April, 1999 reorganization with the subsidiary, the Registrant was inactive. The discussion below relates to the results of operations on a consolidated basis for the year ending October 31, 1999 and through the fiscal quarter ended January 31, 2000.

In April 1999, the Company acquired 100% of the Member Interest of White Diamond Importers, LLC, in exchange for 2,400,000 shares of the Company's common stock. The cost of the acquisition of $109,378 was based on the value of the net assets acquired of White Diamond Importers LLC. The net assets acquired consisted of cash of $1,311 accounts receivable of $6,090, inventory of $75,000 prepaid expenses of $380, due from related parties of $27,321, capital assets of $4,311 and accounts payable and accrued liabilities of $5,035.

On April 14, 1999, the Company entered into a Marketing Agreement with Brilliant Spirit, Ltd. The agreement has a five year term with automatic renewal for successive five year periods so long as the Company meets minimum purchase requirements. On April 18, 2000 the Marketing Agreement was amended to waive the minimum purchase requirements. The Company must also pay a royalty of $0.17 per 750ml bottle sold in the U.S., within 30 days of receipt of payment for the sale.

In August 1999, the Company received its basic Import Permit from the U.S. Bureau of Alcohol, Tobacco and Firearms and as a result is able to import and distribute its products in all fifty states. As of April 2000, the Company has entered into Wholesale Distributor Agreements which have resulted in purchase orders and delivery of product to California, Illinois, and Nevada. The Company is also approved for distribution in British Columbia, Canada. The Company has never been denied a license or permit from any state to which it has applied. The Company has engaged the services of Compliance International of Sonoma, California to make the necessary reports to state regulators of all shipments to distributors. As and when a new distributor is engaged, Compliance International prepares and submits the applications for the state where the new distributor is located.


Operating Losses and Going Concern Qualification.
------------------------------------------------
We have incurred losses since inception of our operations in 1998, and may continue to incur substantial losses in the future. In particular, the Company incurred losses of $195,805 for fiscal 1999 and $90,000 for fiscal 1998 and have incurred a loss of $ 355,911 for the six month period ended April 30, 2000. The footnotes to our financial statements for the fiscal 1999 and fiscal 1998, include an explanatory paragraph relating to the uncertainty of the Company's ability to continue as a going concern. Our auditors report indicates that certain factors raise substantial doubt about our ability to continue as a going concern. Our auditors issued a going concern opinion because we :


- have generated no significant revenue - have a severe working capital deficiency - have a limited operating history

- can provide no assurance that we will be able to generate sufficient funds for our operations for the next twelve months.

Based upon our current business planning, we believe that we will need approximately $1,000,000 of additional funding over the next twelve months. We have developed a business strategy, which we hope will enable us to be profitable. There can be no assurance, however, that such revenue will materialize or to what extent, if any, our Company will generate profitable operations. Our operating expenses will likely fluctuate substantially from quarter to quarter. There can be no assurance that we can achieve profitable operations on a consistent basis.

Results of Operations
---------------------
Results of Operations Fiscal Year ended October 31, 1999 ("fiscal 1999") Compared to Fiscal Year Ended October 31, 1998("fiscal 1998")

We had total revenues of $51,600 in fiscal 1999 compared with $Nil in fiscal 1998. This increase in revenue is attributable to 1999 being our first year of operations, with these sales taking place within the last quarter of the year. The entire amount of these revenues resulted from the importation and sale of vodka subsequent to receiving our basic Import Permit from the U.S. Bureau of Alcohol. During this period, we were in the start up phase of our marketing and advertising campaign. Since our Company did not have operations during fiscal 1998, revenues from fiscal 1999 and fiscal 1998 are not directly comparable. Cost of sales was $25,993 in fiscal 1999 or approximately 50.3% of net revenues. This cost of goods reflects the cost of importing our product under an agreement we have with our sole supplier "Brilliant Spirit Ltd." General and administrative expenses were $230,180 or 446% of total revenues in fiscal 1999 versus $90,000 during fiscal 1998. These costs reflect the administrative cost of the Company, including legal and accounting fees of $24,477, consulting fees of $61,758, promotion and shareholder information costs of $26,113 travel and entertainment of $31,249 and executive, administrative and other costs associated with managing and operating the Company. These costs were incurred as part of establishing and developing the Company's business operations during 1999 and additional costs incurred in preparing its Form 10 S-B filing. As a result of the forgoing, the Company's net loss was $195,805 in fiscal 1999 compared with $90,000 in fiscal 1998.


Results of Operations For The Six Month Period Ended April 30, 2000 Compared to The Six Month Period Ended April 30, 1999

We had total revenues of $126,387 for the six month period ended April 30, 2000 compared with $Nil for the six month period ended April 30, 1999. The entire amount of these revenues resulted from the importation and sale of vodka subsequent to receiving our basic Import Permit from the U.S. Bureau of Alcohol. Since our Company did not have operations during the six month period ended April 30, 1999, revenues from this period and the six month period ended April 30, 2000 are not directly comparable. Cost of sales was $58,645 in fiscal 1999 or approximately 46.4% of total revenues. This cost of goods reflects the cost of importing our product under an agreement we have with our sole supplier "Brilliant Spirit Ltd. General and administrative expenses were $423,653 or 335.2% of total revenues in the six month period ended April 30, 2000. These costs reflect the administrative cost, including legal and accounting fees of $17,238, consulting fees of $64,353, marketing and development costs of $21,348 travel and entertainment of $80,903 and executive, administrative and other costs associated with managing and operating the Company. These costs were incurred in establishing and developing the Company's liquor importation business during 2000 as well as additional costs incurred in preparing its Form 10 S-B filing. As a result of the forgoing, the Company's net loss was $355,911 for the six month period ended April 30, 2000 compared with $Nil for the six month period ended April 30, 1999.

Liquidity and Capital Resources
-------------------------------
 On October 31, 1999 and October 31, 1998, we had negative working capital of ($90,497) and ($Nil) respectively. Our working capital deficit increased during fiscal 1999 due to an increase in accounts payable and due to related parties. During fiscal 1999 and 1998, the Company financed its working capital requirements primarily with loans from directors of the Company. Net cash used in operating activities was ($260,177) in fiscal 1999 compared with ($90,000) in fiscal 1998. Net cash provided by investing activities was $1,311 in fiscal 1999 compared with ($Nil) in fiscal 1998. The net cash acquired through investing activities in 1999 was obtained through the acquisition of White Diamond Importers LLC. Net cash provided by financing activities was $278,444 in fiscal 1999 and $90,149 in fiscal 1998 both amounts derived through amounts advanced to the Company by its directors.

On April 30, 2000, we had negative working capital of ($448,974). Our working capital deficit increased during the six month period ended April 30, 2000 due to an increase in accounts payable and due to related parties. During the six month period ended April 30, 2000, the Company financed its working capital requirements primarily with loans from directors of the Company. Net cash provided by operating activities was $47,252 for the six month period ended April 30, 2000 compared with $27,321 for the six month period ended April 30, 1999. Net cash used in investing activities was $3,300 for the six month period ended April 30, 2000 compared with $Nil for the six month period ended April 30,

1999. The net cash used in investing activities in 2000 was used for the purchase of computer equipment. There was no net cash provided by financing activities for the six month periods ended April 30, 2000 and 1999.

As of April 30, 2000, our cash balances were approximately $63,679 and we had a working capital deficiency of $448,974 which includes indebtedness to related parties of $977,771. Based upon our current budget and business planning, we believe that we will need approximately $1,000,000 of additional funding to continue our operations over the next twelve months. For the next twelve months, working capital requirements will be provided by cash flows from the sale of existing inventory, continuing advances from directors of the Company, as well as net income derived from the purchase and sale of additional inventory. We cannot assure you that we will raise sufficient funds to remedy the working capital deficit or fund the operations. If we are unable to raise sufficient capital to remedy the working capital deficit and fund our continuing operations, there will be a material adverse effect on our business and our ability to continue as a going concern.

As of April 30, 2000 we expect to spend approximately $1,000,000 during the next twelve months to acquire inventory and to generate income in the amount of $2,400,000 from the sale of this and our existing inventory. We also expect to spend approximately $200,000 in general and administrative expenses during the next twelve months for the maintenance of our corporate offices, as well as $350,000 for marketing and promotion for our products. During the next twelve months we expect to incur approximately $250,000 of salary, benefits and other personnel expenses.


We have no plans for any material capital expenditures over the next twelve months.

Effect of Inflation:
--------------------
The Company believes that inflation does not have a material affect on its business.

Item 3. Description of Property
===============================

The Company leases it's 300 square foot office facility in Vancouver, British Columbia from an unaffiliated third party at $350 USD per month pursuant to a two year lease expiring in January 2002.

The Company also leases approximately 200 square feet of office space in Henderson, Nevada from an unaffiliated third party at $1,613 per month pursuant to a twelve month lease expiring January 31, 2001. The Company pays a per case inventory and re-distribution charge to bonded warehouse in Napa, California from which the Company maintains and distributes its inventory.

Item 4.  Security Ownership of Certain Beneficial Owners and Management
=======================================================================


(a) Security Ownership of Certain Beneficial Owners holding five percent or greater of the 12,400,000 shares of common stock outstanding as of September 11, 2000.


Title        Name and Address             Amount and Nature       % of
of Class     of Beneficial Owner          of Beneficial Owner     Class
------------------------------------------------------------------------------
Common       Gordon Witt                      900,000             7.3%
             121 Algoma Rd.
             Wellington, New Zealand

             Bruce Adams                      800,000             6.5%
             22 Dear Leap Rd.
             Hamilton, New Zealand

             Robert Shiviji                   900,000             7.3%
             81-4276 Hazelwood St.
             Wellington, New Zealand

             Victor Hicks                     800,000             6.5%
             13 Simpson Rd.
             Sydney, Australia

     (1)  All Ownership is directly held by the named individual.

(b)  Security Ownership of Management

Title        Name and Address                Amount and Nature          % of
of Class     of Beneficial Owner             of Beneficial Owner        Class
------------------------------------------------------------------------------

Common       Michael Marleau                 1,932,250              15.6%
             1505-1383 Marinaside Crescent
             Vancouver, B.C.
             Canada   V6V 2W9

             Edwin E. Savage                   690,250               5.6%
             1324 Sunnyside Drive
             North Vancouver, B.C.
             Canada   V7R 1B1

             Igor Petrov                       648,000               5.2%
             1505-1383 Marinaside Crescent
             Vancouver, B.C.
             Canada   V6V 2W9

             Greg McCartney                    486,000               3.9%
             2089 - 134th Street
             Surrey, B.C.
             Canada   V4A 9N8

             Lawrence Pasemko                  486,000               3.9%
             14084 - 28th Avenue
             Surrey, B.C.
             Canada   V4P 2C8

             All officers and Directors

             as a Group (5 persons)          4,242,500              34.2%

     (1)  All Ownership is directly held by the named individual.


Item 5. Directors, Executive Officers, Promoters and Control Persons
====================================================================

(a)  Directors and Executive Officers
-------------------------------------

MICHAEL MARLEAU - Age 42. President, CEO and Director, 1997 to present, founding member of White Diamond Importers LLC. Mr. Marleau has extensive experience in the public markets in the areas of securities brokerage, tax shelter and mutual funds. From 1989 - 1995 he lived in Russia and established import-export trading ventures in spirits, commodities and food products. 1990 - 1993 Commercial Director of British / Russian joint venture of Intershelf. A solid network of contacts in the distribution of vodka has been maintained and has assisted in the creation of White Diamond Importers LLC. Education - 1985 Coast Guard Navigation, Georgian College, Owen, Ontario. 1987 Investment Funds, Institute of Canada.

EDWIN E. SAVAGE - Age 45. Vice-President & Director. 1997 to present founding member of White Diamond Importers LLC. 1976 - 1996, Managing Director of Continental Importers located in Vancouver, B.C., Canada. The company is engaged in the import-export business dealing primarily with specialty gourmet-foods, wines and spirits to and from Europe and North America. Direct trade experience includes management, sales, marketing, purchasing logistics and national distribution. Education - Salesian College, London, England. University Prep. Boston University, Massachusetts, U.S.A.

IGOR PETROV - Age 39. Secretary, Treasurer, C.F.O. & Director. From 1983 to 1990, Mr. Petrov served as Senior Sales Manager of the Russian Foreign Trade Association, Moscow, Russia, an industry association promoting foreign trade with Russia. From 1990 to 1994, he was the Commercial Director of Ost - West Corporation, Moscow, Russia, a government approved corporation which coordinated Russian based sales and marketing staff for foreign companies doing business in Russia who were not allowed to directly employ Russian based staff. From 1994 to 1997, Mr. Petrov was the Director of Operations for Clorinda Trading Ltd. Limassol, Cyprus, an exporter of Russian raw materials such as wool and animal hides and importer of food products to Russia. From 1997 to the present, Mr. Petrov has served as C.F.O. and founding member of White Diamond Importers LLC. Mr. Petrov graduated from Moscow University, degree in Economics.

E. GREG McCARTNEY - Age 48. Chairman of the Board of Directors. Since 1995, owner and Director of Aspenwood Holdings Corporation, a business consulting firm specializing in financial and public relations and venture capital. The firm specializes in developing companies in the technology and manufacturing industries. Mr. McCartney has over 20 years experience serving as officer and director of both private and public companies in various manufacturing and technology industries. Education - University of Saskatchewan, Business Administration.

LAWRENCE J. PASEMKO - Age 62. Director. Since 1989, owner and Director of Tynehead Capital Corporation, a management and consulting firm specializing in assisting start-up and development stage businesses, manage and achieve their venture capital requirements. Mr. Pasemko has over 30 years experience in business management, marketing and administration, including extensive knowledge of financial analysis and inventory controls. Education - University of Alberta, Industrial Registered Accounting.


(b) Significant Employees:
--------------------------

ROGER BAER - 52- Vice President of Sales and Marketing. Mr. Baer joined White Diamond Importers, LLC in May 1998. From June 1996 to May 1998, he was the General Manager-Director of Sales and Marketing for California Beverage Publications, Los Angeles, California, a state wide trade journal for the alcoholic and non-alcoholic beverage industry. From August 1994 to June 1996 Mr. Baer was the Western Regional Manager for Gaetano Specialties, Ltd., Beverly Hills, California. Mr. Baer has over twenty years experience in the marketing and distribution of alcoholic beverages.

Item 6. Executive Compensation Table
====================================

The Summary Compensation Table has been omitted becuase Michael Marleau, the President and Chief Executive Officer has not received nor accrued any cash or non-cash compensation during the period of August 1, 1998 to October 31, 1999. No other officer received a salary greater than $100,000 during the past fiscal year.

(b) Option/SAR Grants in Last Fiscal Year (Individual Grants)
--------------------------------------------------------------
    No options have been granted to date.

The Company has a Stock Option Plan, entitled the "White Diamond Spirits, Inc., 1998 Directors and Officers. Stock Option Plan" (the "Plan"). Its purpose is to advance the business and development of the Company and its shareholders by affording to the employees, directors and officers of the Company the opportunity to acquire a proprietary interest in the Company by the grant of Options to such persons under the Plan's terms. By doing so the Company seeks to motivate, retain and attract highly competent, motivated employees, executive Officers and Directors to lead the Company. The effective date of the Plan is July 22, 1998. Article 4 of the Plan provides that the Board shall exercise its discretion in awarding Options under the Plan, not to exceed a total of 1,000,000 shares. The per share Option price for the stock subject to each Option shall be as the Board may determine. All Options must be granted within ten years from the effective date of the Plan. There is no express termination date for the Options, although the Board may vote to terminate the Plan. Under the Plan, there have been no Options granted.

(c)  Aggregated Option/SAR Exercises and Option/SAR Values for last fiscal year:
     None
--------------------------------------------------------------------------------

(d)  Long-term Incentive Plans -- Awards in last fiscal year: None
------------------------------------------------------------------

The Company has not otherwise awarded any stock options, stock appreciation rights or other form of derivative security or common stock or cash bonuses to its executive officers and directors.

(e)  Compensation of Directors
-------------------------------

     1. Standard Arrangements: The members of the Company's Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

     2.   Other Arrangements: There are no other arrangements.


(f) Employment Contracts, Termination of Employment, and Change-in-control Arrangements
--------------------------------------------------------------------------------

The Company's executive officers do not work pursuant to written employment agreements and draw salaries which were determined by the Board of Directors and are reviewed annually. Edwin Savage, Vice President is paid $3,795 per month. Michael Marleau, the President and CEO has accrued a salary of $4,222 per month beginning November 1999. Roger Baer, Vice President of Sales and Marketing is paid $7,500 per month.

Item 7. Certain Relationships and Related Transactions
======================================================


The Company's Directors are the Company's Founders and Promoters. The Company's By-Laws include a provision regarding Related Party transactions which requires that each participant to such transaction identify all direct and indirect interests to be derived as a result of the Company's entering into the related transaction. A majority of the disinterested members of the board of directors must approve any Related Party Transaction.


In April 1999, the Company acquired 100% of the Member Interest of White Diamond Importers, LLC, in exchange for 2,400,000 shares of the Company's common stock. White Diamond Importers LLC was formed in 1997 to be the primary importer of the "Brilliant" line of Ultra-Premium vodka into North America manufactured by Brilliant Spirit Ltd. of Dublin , Ireland. The Company's Officers and Directors are the founders of both the Company and White Diamond Importers, LLC.

In March and April, 1999, the Company's directors purchased 1,842,500 at $0.05 per share for a total of $92,125 from several unaffiliated shareholders. Mr.
Marleau acquired 1,092,250 shares, Mr. Savage acquired 402,250 shares, Mr. Petrov acquired 360,000, Mr. McCartney acquired 270,000 shares and Mr. Pasemko acquired 270,000 shares.

Item 8. Description of Securities
=================================

The authorized capital stock of Company consists of 200,000,000 shares of common stock. No warrants to acquire common stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.

The common stock carry no preemptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The common stock affords the holders no cumulative voting rights, and the holders of a majority of the shares voting for the election of the directors can elect all of the directors if they should choose to do so.

PART II
=======

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters
================================================================================

(a)  Market Information
-----------------------


The Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. Until such time, there is no public market for the Company's Common Stock. In July 1998, the Company sold 10,000,000 shares for $100,000 to twenty investors in a private placement of securities exempt from registration pursuant to Rule 504 of Regulation D. The Company then sold 2,400,000 shares in exchange for the shares of White Diamond Importers, LLC. There are ten holders of restricted securities as defined by Rule 144, which have been held in excess of one year. The 8,157,500 shares held by non-affiliates may be traded in market transactions without restriction. The shares held by the affiliates may only be sold pursuant to Rule 144. The Company has not agreed to file any registration statements for its existing shareholders.


The Company believes that its common stock will be characterized as "penny stock" under Securities and Exchange Commission. As such, broker-dealers dealing in the common stock will be subject to disclosure rules for transactions involving penny stocks which require the broker-dealer among other things to (i) determine the suitability of purchasers of the securities, and obtain the written consent of purchasers to purchase such securities and (ii) disclose the best (inside) bid and offer prices for such securities and the price at which the broker-dealer last purchased or sold the securities. The additional burdens imposed upon broker-dealers may discourage them from effecting transactions in penny stocks, which could reduce the trading activity in any market which may develop and reduce the liquidity of the Company's common stock.

(b)  Holders
------------


There are 186 holders of the Company's Common Stock as of September 12, 2000.


(c) Dividends
-------------

The Company has paid no dividends to date on its Common Stock. The Company reserves the right to declare a dividend when operations merit.

Item 2. Legal Proceedings
=========================

The Company is the Defendant is an action filed in August, 1999 by Dr. Werner F.

Greider in the Supreme Court of British Columbia in Vancouver. The action alleges commissions and expenses due to Dr. Greider in the amount of approximately $25,000 arising from a verbal agreement to assist the Company in obtaining financing. The Company has denied the allegations and intends to vigorously defend the action. The Company does not believe there would be a materially adverse effect upon the Company even in the unlikely event of judgment in favor of Dr. Greider.

Item 3. Changes in and Disagreements with Accountants: None
===========================================================


Item 4. Recent Sales of Unregistered Securities
==============================================

During the past three years, the Company sold securities which were not registered under the Securities Act of 1933, as amended, as set forth below.


Rule 504 Offering


Date       Name                    # of shares            Consideration
                                     issued                 (U.S. $)
--------------------------------------------------------------------------------

072198     Eric Harris              350,000                   3,500
072198     Krystyna Kieeberger      250,000                   2,500
072198     John Hou                 100,000                   1,000
072198     Warren Ennis             600,000                   6,000
072198     Les Ennis                300,000                   3,000
072198     Barry Dunn                50,000                     500
072198     Steven Hill              175,000                   1,750
072198     Norman Ickert            300,000                   3,000
072198     Allen Hackstep           700,000                   7,000
072198     Linda Taylor             500,000                   5,000
072198     Sharon Wainwright        500,000                   5,000
072198     Michael Paul             900,000                   9,000
072198     Helen Scott              225,000                   2,250
072198     Gorden Witt              900,000                   9,000
072198     Bruce Adams              800,000                   8,000
072198     Robert Shivji            900,000                   9,000
072198     James Connelly           900,000                   9,000
072198     Victor Hicks             800,000                   8,000
072198     Gary Stewart             450,000                   4,500
072198     Bud Losing               300,000                   3,000
                                   --------               ---------
                         Total   10,000,000                $100,000


Exchange Offer exempt pursuant to Section 4(2)


041999     Michael Marleau         840,000                exchange
041999     Edwin Savage            288,000                exchange
041999     Igor Petrov             288,000                exchange
041999     Greg McCartney          216,000                exchange
041999     Larry Pasemko           216,000                exchange
041999     Ruth Marleau            216,000                exchange

041999     Victoria Creighton       96,000                exchange
041999     Alex de Haydu            96,000                exchange
041999     Ken Shaw                 24,000                exchange
041999     Roger Baer              120,000                exchange
                                   -------
                         Total   2,400,000


The Company was not a reporting company pursuant to the Securities Exchange Act of 1934 nor was it a development stage company with no business plan. Thus it was eligible to rely upon Rule 504 as a safe harbor exemption from the registration requirements of the Securities Act of 1933. Moreover, Rule 504 was available in that the Company sold less than$1,000,000.00 worth of securities in the previous 12 month period and except for the Company's officers and directors, the purchasers were unaffiliated investors. The Company relied upon the Rule 504 safe harbor exemption for the sales of securities for cash. These sales were entirely private transactions pursuant to which all material information as specified in Rule 502(b)(2) was made available to the purchasers.

On all transactions depicted, no sales commission was paid by the Company to Pacific Rim Investment Inc. pursuant to the July 21, 1998, Offering Sales Agency Agreement. (See Exhibit 10(ii)). Pacific Rim Investment Inc. is a corporation organized under the law of the Pacific island nation of Vanuatu. Pacific Rim has two principals. They are Geoffrey Robert Gee and John Caldwell Malcolm.

The Company relied upon the exemption from registration set forth in section 4(2) of the Securities Act of 1933 for its sale of shares pursuant to the exchange of shares for White Diamond Importers, LLC. The purchasers in this sale are sophisticated investors who were provided all material information regarding the Company. In addition, the Company placed a restrictive legend upon the certificates issued to the purchasers denoting the securities are "restricted securities" or held by a control person of the Company and may only be sold in compliance with Rule 144. Thus the exemptions from registration afforded by Rule 4(2) and Rule 3(b) were available to the issuer.

Item 5. Indemnification of Directors and Officers
=================================================

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under
Article 11.

Nevada Revised Statutes Section 78.7502 provides for discretionary and mandatory indemnification of officers, directors, employees and agents as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal proceeding, except by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner which was reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

     Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify the person against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

Nevada Revised Statutes Section 78.751 requires authorization for discretionary indemnification; advancement of expenses and limitation on indemnification and advancement of expenses as follows:

1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a)  By the stockholders;

     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

     (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.



PART F/S
========

The following financial statements are filed as part of this registration statement:

Consolidated Financial Statements of White Diamond Spirits, Inc., for the fiscal year ended October 31, 1999

         Independent Auditors Report
         Consolidated Balance Sheets
         Consolidated Statements Of Operations

         Consolidated Statements Of Changes In Stockholders' Equity Consolidated Statements Of Cash Flows
         Notes To The Consolidated Financial Statements

Financial Statements of White Diamond Importers, LLC., as of April 15, 1999 and October 31, 1998
         Independent Auditors Report
         Balance Sheets
         Statements Of Operations and Deficit
         Statements Of Cash Flows
         Notes To The Consolidated Financial Statements

Pro-Forma Unaudited Consolidated Financial Statements
White Diamond Spirits Inc. And White Diamond Importers, LLC.
         Pro-Forma Consolidated Statement Of Operations
         Notes To The Pro-Forma Consolidated Financial Statements

Consolidated Financial Statements of White Diamond Spirits, Inc., for the six months ended April 30, 2000

         Consolidated Balance Sheets
         Consolidated Statements Of Operations

         Consolidated Statements Of Changes In Stockholders' Equity Consolidated Statements Of Cash Flows
         Notes To The Consolidated Financial Statements

                           WHITE DIAMOND SPIRITS INC.


                        CONSOLIDATED FINANCIAL STATEMENTS
                           (Expressed in U.S. Dollars)


                                OCTOBER 31, 1999

 DAVIDSON & COMPANY
         Chartered Accountants       A Partnership of Incorporated Professionals



                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of White Diamond Spirits Inc.


We have audited the accompanying consolidated balance sheets of White Diamond Spirits Inc. as at October 31, 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended October 31, 1999 and the period from incorporation on July 20, 1998 to October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and 1998 and the results of its operations, changes in its stockholders' equity and its cash flows for the year ended October 31, 1999 and the period from incorporation on July 20, 1998 to October 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                               "DAVIDSON & COMPANY"

Vancouver, Canada                              Chartered Accountants

December 2, 1999

(except as to Note 12, which is
  as of April 24, 2000 and Note 3
  which is as of June 18, 2000)


                          A Member of SC INTERNATIONAL

Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
          Telephone (604) 687-0947         Fax (604) 687-6172

                           WHITE DIAMOND SPIRITS INC.

                          CONSOLIDATED BALANCE SHEETS
                          (Expressed in U.S. Dollars)
                                AS AT OCTOBER 31

================================================================================

                                                  1999            1998
                                              -------------- ---------------




ASSETS

Current

    Cash and cash equivalents                 $      19,727  $          149
    Accounts receivable                              69,667              -
    Inventory                                       127,427              -
    Prepaid expenses                                    368              -
                                              -------------- ---------------

    Total current assets                            217,189             149

Capital assets (Note 4)                               4,070              -
                                              -------------- ---------------

Total assets                                  $     221,259  $          149
                                              ============== ===============




LIABILITIES AND STOCKHOLDERS' EQUITY

Current

    Accounts payable                          $      29,093  $           -
    Due to related parties (Note 5)                 278,593             149
                                              -------------- ---------------

    Total current liabilities                       307,686             149
                                              -------------- ---------------

Stockholders'  equity (Note 6)
    Capital stock
       Authorized

         200,000,000  common shares
            with a par value of $0.001

       Issued and outstanding

         October 31, 1999 - 12,400,000
            common shares with a par
            value of $0.001

         October 31, 1998 - 10,000,000
             common shares with a par
             value of $0.001                         12,400          10,000

    Additional paid-in capital                      241,228          92,250
    Deficit                                        (340,055)       (102,250)
                                              -------------  --------------

    Total stockholders' equity                      (86,427)             -
                                              -------------  -------------

Total liabilities and stockholders' equity    $     221,259  $          149
                                              ============== ===============
Contingency (Note 11)
Commitments (Note 12)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           WHITE DIAMOND SPIRITS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                          (Expressed in U.S. Dollars)

================================================================================

                                                                 Period From
                                                                Incorporation
                                                                 on July 20,
                                                Year Ended        1998 to
                                                October 31,     October 31,
                                                   1999            1998

                                              -------------- ----------------



SALES                                         $      51,600  $           -

COST OF SALES                                       (25,993)             -
                                              -------------- ----------------

                                                     25,607              -
                                              -------------- ----------------

EXPENSES

    Accounting                                       20,502              -
    Amortization                                        241              -
    Bank charges and interest                         2,685              -
    Consulting                                       10,343          90,000
    Duties and taxes                                 18,977              -
    Filing fees                                      16,713              -
    Freight                                           8,005              -
    Legal                                             3,975              -
    Office                                           23,582              -
    Promotion and shareholder information            26,113              -
    Samples                                           9,244              -
    Telephone and utilities                           6,161              -
    Transfer agent                                      975              -
    Travel and entertainment                         31,249              -
    Wages and salaries                               93,415          12,250
                                              -------------- ----------------

                                                    272,180         102,250
                                              -------------- ----------------

Loss before other item                             (246,573)       (102,250)

OTHER ITEM

    Foreign exchange gain                             8,768              -
                                              -------------- ----------------

Net loss for the period                       $    (237,805) $     (102,250)
                                              ============== ================

Basic and diluted loss per share              $      (0.02)  $       (0.01)
                                              ============== ================

Weighted average number of common
   shares outstanding                            11,308,493      10,000,000
                                              ============== ================






              The accompanying notes are an integral part of these
                       consolidated financial statements.


                           WHITE DIAMOND SPIRITS INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                          (Expressed in U.S. Dollars)

================================================================================

                                                         Common Stock
                                                --------------- --------------    Additional
                                                  Number of                        Paid-in
                                                    Shares         Amount          Capital         Deficit           Total
                                                --------------- -------------- --------------- --------------- ---------------



Balance, July 20, 1998                                      -   $          -   $           -   $           -   $           -


Issued for cash (net of share
    issuance costs)                                 10,000,000         10,000          80,000              -           90,000


Contribution of employment services                         -              -           12,250              -           12,250


Net loss for the period                                     -              -               -         (102,250)       (102,250)
                                                --------------  -------------  --------------  --------------  --------------


Balance, October 31, 1998                           10,000,000         10,000          92,250        (102,250)             -


Shares issued for acquisition of subsidiary          2,400,000          2,400         106,978              -          109,378


Contribution of employment services                         -              -           42,000              -           42,000


Net loss for the year                                       -              -               -         (237,805)       (237,805)
                                                --------------  -------------  --------------  --------------  --------------


Balance, October 31, 1999                           12,400,000  $      12,400  $      241,228  $     (340,055) $      (86,427)
                                                =============== ============== =============== =============== ===============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           WHITE DIAMOND SPIRITS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (Expressed in U.S. Dollars)

================================================================================

                                                                 Period From
                                                                Incorporation
                                                                  on July 20,
                                                  Year Ended          1998 to
                                                 October 31,      October 31,
                                                        1999             1998
                                              -------------- ----------------

CASH FLOWS FROM OPERATING ACTIVITIES

    Net loss for the period                   $     (237,805) $     (102,250)
    Items not involving an outlay of cash:
       Amortization                                      241              -
       Contribution of employment services            42,000          12,250

    Net changes in non-cash working capital items
       Increase in accounts receivable              (63,577)             -
       Increase in inventory                        (52,427)             -
       Decrease in prepaid expenses                      12              -
       Increase in accounts payable                  24,058              -
                                              -------------- ----------------

    Net cash used in operating activities          (287,498)        (90,000)
                                              -------------- ----------------

CASH FLOWS FROM FINANCING ACTIVITIES

    Increase in due to related parties              278,444             149
    Share issuance costs                                 -          (10,000)
    Issuance of capital stock                            -          100,000
                                              -------------- ----------------

    Net cash provided by financing activities       278,444          90,149
                                              -------------- ----------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Cash from acquisition of subsidiary               1,311              -
    Cash advanced by subsidiary prior
       to acquisition                                27,321              -
                                              -------------- ----------------

    Net cash provided by investing activities        28,632              -
                                              -------------- ----------------

Change in cash and cash equivalents
   during the period                                 19,578             149

Cash and cash equivalents, beginning of period          149              -
                                              -------------- ----------------

Cash and cash equivalents, end of period      $      19,727  $          149
                                              ============== ================


Supplemental disclosure with respect to cash flows

    Cash paid during the period for interest  $          -   $           -
    Cash paid during the period for
        income taxes                          $          -   $           -
    Non-cash operating, financing and
        investing activities Issuance of
        common stock to acquire subsidiary    $     109,378  $           -
                                              ============== ================


            There were no non-cash operating, financing or investing
               transactions for the period ended October 31, 1998.


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

WHITE DIAMOND SPIRITS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999
================================================================================




1.       HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was incorporated on July 20, 1998 under the laws of the State of Nevada and is in the business of importing spirits and alcohol for sale and distribution in North America. The Company is the primary importer of alcohol for a company called Brilliant Spirits Ltd., located in Dublin, Ireland. The Company has offices located in Henderson, Nevada and Vancouver, Canada, and stores its inventory in a warehouse located in California.

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through short-term loans from directors and future equity financings.


                                        1999              1998
                                  ---------------   ----------------

Deficit                           $     (340,055)   $     (102,250)
Working capital deficiency               (90,497)             -
                                  ===============   ================


2.       SIGNIFICANT ACCOUNTING POLICIES

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

         Principles of consolidation

         These financial statements have been prepared on a consolidated basis and include the operations of the Company and its wholly-owned subsidiary, White Diamond Importers, LLC ("Importers") (Note 3). All inter-company transactions have been eliminated upon consolidation.

         Cash and cash equivalents

         Cash and cash equivalents include highly liquid investments with a maturity of three months or less.

         Inventory

         Inventory is valued at the lower of cost (using the first-in, first-out method of accounting) and net realizable value.

         Capital assets

         Capital assets are recorded at cost and amortization is provided for using the following basis:

               Computers                      30% declining balance

WHITE DIAMOND SPIRITS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999

================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         Foreign currency translation

         Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in income. The Company's functional currency is the United States dollar.

         Accounting for derivative instruments and hedging activities

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, FASB issued SFAS 137 to defer the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

         Disclosure about segments of an enterprise and related information

         Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," ("SFAS 131") requires the use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Currently, SFAS 131 has no effect on the Company's financial statements, as substantially all of the Company's operations are conducted in the United States.

         Reporting on costs of start-up activities

         In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company's adoption of SOP 98-5 during the current period had no effect on its financial statements.

         Stock-based compensation

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock. Because the Company does not have any outstanding stock options issued, there was no impact on its financial statements.

WHITE DIAMOND SPIRITS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999
================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         Comprehensive income

         The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as at October 31, 1999.

         Earnings (loss) per share

         Earnings (loss) per share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings (loss) per share are to be presented. Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

         Revenue recognition

         Revenue from operations is recognized when the product is shipped, which is when the title transfers to the buyer, and collection of revenue is reasonably assured.

         Income taxes

         Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

3.       BUSINESS COMBINATION

         Pursuant to an acquisition agreement, effective April 15, 1999, the Company acquired a 100% ownership interest in White Diamond Importers, LLC ("Importers") with the issuance of 2,400,000 common shares with a par value of $0.001 per share.

         The cost of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used.

        The acquisition of Importers has been accounted for using the purchase method and accordingly, these financial statements include the results of operations of Importers from the date of acquisition.

        On April 15, 1999, the company's shares were not listed on any market making it difficult to estimate the actual market value of the 2,400,000 common shares. Therefore, the cost of the acquisition, $109,378 has been determined by the fair value of Importer's net assets.

WHITE DIAMOND SPIRITS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999
================================================================================


3.     BUSINESS COMBINATION (cont'd.....)

       The total purchase price of $109,378 was allocated as follows:

         Cash                                           $  1,311
         Accounts receivable                               6,090
         Inventory                                        75,000
         Prepaid expenses                                    380
         Due from related parties                         27,321
         Capital assets                                    4,311
         Accounts payable and accrued liabilities         (5,035)
                                                         -------

                                                        $109,378

4.     CAPITAL ASSETS

================================================================================

                                                       Net Book Value

                                               ------------------------------

                               Accumulated

                          Cost  Amortization        1999            1998
               --------------- --------------- ------------- ----------------


Computers      $        4,311  $          241  $        4,070 $           -
               =============== =============== ============= ================

5.     DUE TO RELATED PARTIES

       Amounts due to related parties are non-interest bearing with no stated terms of repayment. The amounts due to related parties are amounts advanced by directors to provide working capital for the Company.

6.     STOCKHOLDERS' EQUITY

       The  authorized  capital  stock of the Company  consists  of  200,000,000 shares of common stock. No warrants to acquire common stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.

       The common stock carry no pre-emptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The common stock affords the holders no cumulative voting rights and the holders of a majority of the shares voting for election of the directors can elect all of the directors if they should choose to do so.

       On July 21, 1998, the Company issued 10,000,000 shares of common stock pursuant to a private placement at a price of $0.01 per share, for total proceeds of $100,000. These shares were sold pursuant to Rule 504 of Regulation D. In connection with the above private placement, the Company paid a $10,000 commission fee to Pacific Rim Investment, Inc., pursuant to an Offering Sales Agency Agreement and has no further obligations to Pacific Rim Investment, Inc.

       On April 15, 1999, the Company issued 2,400,000 shares of common stock at a deemed value of $109,378 for the acquisition of its subsidiary.

       The Company's Board of Directors approved the reservation of 1,000,000 shares for issuance pursuant to the Company's Stock Option Plan, effective July 22, 1998. The option price will be $1.00 per share or such other price as the Board may determine. All options must be granted within 10 years from the effective date of the plan. At October 31, 1999, no stock options have been granted under the plan.

WHITE DIAMOND SPIRITS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999
================================================================================


7.     UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

       The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may incorrectly recognize the year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

8.     FINANCIAL INSTRUMENTS

       The Company's financial instruments consist of cash, accounts receivable, accounts payable, and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The fair value is not determinable for amounts due to related parties since the amounts do not have specific terms of repayment or interest rates.

9.     RELATED PARTY TRANSACTIONS

       The following transaction was entered into with related parties:

       a)  The  Company  acquired  a  wholly-owned  subsidiary,   White  Diamond
           Importers, LLC of which certain members of this company are also directors of the Company (Note 3).

10.    DEFERRED INCOME TAXES

       The Company's total deferred tax asset is as follows:

                                                   1999            1998
                                              -------------- --------------
       Tax benefit of net operating
          loss carryforwards                  $    91,458    $      28,800
       Valuation allowance                        (91,458)         (28,800)
                                              -------------- --------------

                                              $        -     $         -
                                              ============== ==============

       The Company has a net operating loss carryforward of approximately $324,509 which expires between the years 2018 and 2019. The Company provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realizability.

11.    CONTINGENCY

       A lawsuit has been commenced against the Company in which the plaintiff is seeking commissions and expense reimbursements allegedly owing. Management has denied the allegations and has commenced a counter claim against the plaintiff. The outcome of these claims cannot be determined at this time, therefore any amounts relating to the claims will be reflected in the year of settlement.

WHITE DIAMOND SPIRITS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
OCTOBER 31, 1999
================================================================================


12.    COMMITMENTS

       a) The Company entered into a marketing agreement with Brilliant Spirits Ltd. ("Brilliant"), whereby the Company was granted the right to sell and promote the sale of some of Brilliant's products in the United States and Canada (except in the State of New Jersey). The Company has full authority to act on Brilliant's behalf, in appointing distributors and brokers, registering products and posting prices as may be required by law. The agreement has a five-year term with automatic renewal for successive five-year periods, as long as the Company meets its minimum purchase requirements. The minimum purchase requirements are as follows:

               i) 60,000 cases of Brilliant's products, including mixed sizes, in the first 18 months;

               ii) 90,000 cases of Brilliant's products, including mixed sizes, for the next 12 months thereafter; and

               iii) 300,000  cases  of  Brilliant's  products,  including  mixed sizes, for the next 30 months thereafter.

         In addition, the Company is obligated to pay a royalty fee of US$0.17 for each unit of 750 ml "Brilliant" vodka sold in the United States only, which is payable within 30 days of receiving payment.

       b) The Company leases an office in Vancouver, British Columbia for $350 per month pursuant to a two-year lease, expiring on January 31, 2002.

       c) The Company leases an office in Henderson, Nevada for $1,613 per month pursuant to a twelve-month lease, expiring on January 31, 2001.

                          WHITE DIAMOND IMPORTERS, LLC

                              FINANCIAL STATEMENTS

                            (Expressed in US Dollars)

                                 APRIL 15, 1999

 DAVIDSON & COMPANY
         Chartered Accountants       A Partnership of Incorporated Professionals


                          INDEPENDENT AUDITORS' REPORT

To the Members of
White Diamond Importers, LLC

We have audited the accompanying balance sheets of White Diamond Importers, LLC as of April 15, 1999 and October 31, 1998 and the related statements of operations and deficit, changes in members' equity and cash flows for the period from November 1, 1998 to April 15, 1999 and the period from date of organization on November 11, 1997 to October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at April 15, 1999 and October 31, 1998 and the results of its operations and its cash flows for the period from November 1, 1998 to April 15, 1999 and the period from date of organization on November 11, 1997 to October 31, 1998 in accordance with generally accepted accounting principles.

                                                           "DAVIDSON & COMPANY"

Vancouver, Canada                                         Chartered Accountants

June 16, 1999
                          A Member of SC INTERNATIONAL

    Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372,
                 Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                  Telephone (604) 687-0947 Fax (604) 687-6172

WHITE DIAMOND IMPORTERS, LLC

BALANCE SHEETS
(Expressed in US Dollars)

================================================================================

                                                  April 15,      October 31
                                                    1999            1998
                                              -------------- ----------------


ASSETS

Current

    Cash and cash equivalents                 $       1,311  $          992
    Accounts receivable                               6,090           4,350
    Deposit                                          75,000              -
    Prepaid expenses                                    380              -
                                              -------------- ----------------

    Total current assets                             82,781           5,342

Due from related party (Note 3)                      27,321             149

Capital assets (Note 4)                               4,311           2,088
                                              -------------- ----------------

Total assets                                  $     114,413  $        7,579
                                              ============== ================

LIABILITIES AND MEMBERS' EQUITY

Current liabilities

    Accounts payable                          $       5,035  $        2,000
                                              -------------- ----------------

Members' equity

    Members' capital                                571,767         310,570
    Deficit                                        (462,389)       (304,991)
                                              -------------- ----------------

                                                    109,378           5,579
                                              -------------- ----------------

Total liabilities and members' equity         $     114,413  $        7,579
                                              ============== ================


   The accompanying notes are an integral part of these financial statements.

WHITE DIAMOND IMPORTERS, LLC

STATEMENTS OF OPERATIONS
(Expressed in US Dollars)

================================================================================

                                                                Period From
                                                                  Date of
                                                                Organization
                                               Period From          on
                                                November 1,     November 11,
                                                 1998 to          1997 to
                                                 April 15,      October 31,
                                                   1999             1998
                                              -------------- ----------------


SALES                                         $      38,924  $           -

COST OF SALES                                       (21,238)             -
                                              -------------- ----------------

                                                     17,686              -
                                              -------------- ----------------

EXPENSES

    Accounting                                        1,510          10,791
    Amortization                                      1,107             369
    Bank charges and interest                         1,501             529
    Commissions                                       1,140              -
    Freight and shipping                              7,978              -
    Office                                           24,819          10,130
    Promotion and shareholder information             3,299          37,278
    Rent                                              1,980          26,730
    Telephone and utilities                          10,057          21,416
    Travel and entertainment                         36,552         128,929
    Wages and salaries                               84,900          75,000
                                              -------------- ----------------

                                                    174,843         311,172
                                              -------------- ----------------


Loss before other item                             (157,157)       (311,172)

OTHER ITEM

    Foreign exchange gain (loss)                       (241)          6,181
                                              -------------- ----------------


Net loss for the period                            (157,398)       (304,991)


Deficit, beginning of period                       (304,991)             -
                                              -------------- ----------------


Deficit, end of period                        $    (462,389) $     (304,991)
                                              ============== ================



   The accompanying notes are an integral part of these financial statements.

WHITE DIAMOND IMPORTERS, LLC

STATEMENT OF MEMBERS' CAPITAL
(Expressed in US Dollars)

================================================================================
                                                April 15,      October 31
                                                   1999            1998



Opening balance                               $     310,570  $           -

    Contributions                                   798,661         439,692
    Drawings                                       (537,464)       (129,122)
                                              -------------  --------------

Ending balance                                $     571,767  $      310,570
============================================================ ===============



   The accompanying notes are an integral part of these financial statements.

WHITE DIAMOND IMPORTERS, LLC

STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)

================================================================================

                                                                   Period From
                                                                     Date of
                                                                   Organization
                                                     Period From         on
                                                     November 1,   November 11,
                                                      1998 to        1997 to
                                                      April 15,     October 31,
                                                       1999           1998
                                                     -----------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES

    Net loss for the period                          $ (157,398)   $ (304,991)
       Add:  Item not involving and outlay of cash:
         Amortization                                     1,107           369

    Changes in non-cash working capital items:

       Increase in accounts receivable                   (1,740)       (4,350)
       Increase in deposit                              (75,000)           -
       Increase in prepaid expenses                        (380)           -
       Increase in accounts payable                       3,035         2,000
                                                     -----------   ------------

    Net cash used in operating activities              (230,376)     (306,972)
                                                     -----------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Purchase of capital assets                           (3,330)       (2,457)
                                                     -----------   ------------

    Net cash used in investing activities                (3,330)       (2,457)
                                                     -----------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES

    Increase in due from related party                  (27,172)         (149)
    Contributions from members                          798,661       439,692
    Drawings by members                                (537,464)     (129,122)
                                                     -----------   ------------

    Net cash provided by financing activities           234,025       310,421
                                                     -----------   ------------

Change in cash and equivalents for the period               319           992

Cash and cash equivalents, beginning of period              992            -
                                                     -----------   ------------

Cash and cash equivalents, end of period             $    1,311    $      992
                                                     ===========   ============

Supplemental disclosure with respect to cash flows

    Cash paid during the period for interest         $     -       $       -
    Cash paid during the period for income taxes           -               -
                                                     ===========   ============

  Therewere no non-cash operating, investing or financing transactions for the periods ended April 15, 1999 and October 31, 1998.

   The accompanying notes are an integral part of these financial statements.

WHITE DIAMOND IMPORTERS, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
APRIL 15, 1999
================================================================================

1.       HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was organized on November 11, 1997 under the Laws of the State of Nevada and is in the business of importing spirits and alcohol for sale and distribution in North America. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional revenue or capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional short-term capital through member capital contributions and a merger with a public company.

2.       SIGNIFICANT ACCOUNTING POLICIES

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

         Foreign currency translation

         Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in income. The Company's functional currency is the United States dollar.

         Cash and cash equivalents

         Cash and cash equivalents include highly liquid investments with a maturity of three months or less.

         Inventory

         Inventory is valued at the lower of cost and net realizable value, using the first-in, first-out method of accounting.

         Capital assets and amortization

         Capital assets are recorded at cost less accumulated amortization and the Company provides for amortization on a declining balance method at the following rates:

             Office equipment        20%
             Computer                30%

         Revenue recognition

         Revenue from operations is recognized when the product is shipped, which is when title is transferred to the buyer, and collection of revenue is reasonably assured.

WHITE DIAMOND IMPORTERS, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
APRIL 15, 1999
================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)


         Comprehensive income

         The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as at April 15, 1999.

         Accounting for derivative instruments and hedging activities

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, FASB issued SFAS 137 to defer the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

         Disclosure about segments of an enterprise and related information

         Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," is effective for years beginning after December 15, 1997. This statement requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management dissaggregates a company. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements other than potentially providing more financial statement disclosures.

         Reporting on costs of start-up activities

         In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expenses as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company believes that the adoption of this statement will not have any effect on its financial statements.

3.       DUE FROM RELATED PARTY

         The amount due from related party is non-interest bearing and has no specified terms of repayment.

WHITE DIAMOND IMPORTERS, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)
APRIL 15, 1999
================================================================================

4.       CAPITAL ASSETS

                                                        Net Book Value
                                                     ----------------------
                                      Accumulated     April 15,     October 31,
                               Cost   Amortization      1999          1998
                             -------  ------------   -----------   ------------
         Office equipment    $  370   $   37         $   333       $     -
         Computer equipment   5,417    1,439           3,978           2,088
                             -------  ------------   -----------   ------------

                             $5,787   $1,476         $4,311        $   2,088
                             =======  ============   ===========   ============


5.       FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash and cash equivalents, accounts receivable, due from related party and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The fair value is not determinable for amounts due from related parties since the amounts do not have specific interest rates or terms of repayment.

                           WHITE DIAMOND SPIRITS INC.


                        CONSOLIDATED FINANCIAL STATEMENTS
                           (Expressed in U.S. Dollars)
                                   (Unaudited)

                                 APRIL 30, 2000

WHITE DIAMOND SPIRITS INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
(Unaudited)
================================================================================

                                              April 30,     October 31,
                                                 2000            1999
                                             -------------  --------------
ASSETS

Current

    Cash                                     $      63,679  $       19,727
    Accounts receivable                            182,309          69,667
    Inventory                                      190,461         127,427
    Prepaid expenses and deposits                  130,368             368
                                             -------------  --------------

    Total current assets                           566,817         217,189

Capital assets (Note 3)                              6,636           4,070
                                             -------------  --------------

Total assets                                 $     573,453  $      221,259
                                             =============  ==============



LIABILITIES AND STOCKHOLDERS' EQUITY

Current

    Accounts payable                         $      38,020  $       29,093
    Due to related parties (Note 4)                977,771         278,593
                                             -------------  --------------

    Total current liabilities                    1,015,791         307,686
                                             -------------  --------------


Stockholders'  equity (Note 5)
    Capital stock
       Authorized

              200,000,000  common shares
                 with a par value of
                 $0.001

       Issued and outstanding

          April 30, 2000 - 12,400,000
             common shares with a par
             value of $0.001

          April 30, 1999 - 10,000,000
             common shares with a par
             value of $0.001                        12,400          12,400

    Additional paid-in capital                     241,228         241,228
    Deficit                                       (695,966)       (340,055)
                                             -------------  --------------

    Total stockholders' equity                    (442,338)        (86,427)
                                             -------------  --------------

Total liabilities and stockholders' equity   $     573,453  $      221,259
                                             =============  ==============
Contingency (Note 9)

Commitments (Note 10)


              The accompanying notes are an integral part of these
                       consolidated financial statements.



WHITE DIAMOND SPIRITS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Expressed in U.S. Dollars)
================================================================================




                                        Three Month      Three Month       Six Month        Six Month
                                       Period Ended     Period Ended     Period Ended     Period Ended
                                         April 30,        April 30,        April 30,        April 30,
                                          2000             1999             2000             1999
                                      ---------------- --------------- ---------------- ----------------

SALES                                 $       126,387  $           -   $       126,387  $            -

COST OF SALES                                  58,645              -            58,645               -
                                      ---------------- --------------- ---------------- ----------------

                                               67,742              -            67,742               -
                                      ---------------- --------------- ---------------- ----------------


EXPENSES

    Amortization                                  429              -               734               -
    Bank charges and interest                     483              -             1,224               -
    Consulting                                 60,695              -            64,353               -
    Duties and taxes                            4,841              -            43,888               -
    Filing fees                                 3,516              -             8,468               -
    Foreign exchange (gain)                      (279)             -              (279)              -
    Freight                                    10,604              -            10,604               -
    Legal and accounting                       15,999              -            17,238               -
    Marketing and development                   1,441              -            21,348               -
    Office and rent                            36,321              -            56,228               -
    Telephone and utilities                     3,413              -             6,985               -
    Transfer agent                              1,442              -             1,623               -
    Travel and entertainment                   61,083              -            80,903               -
    Wages                                      55,013          10,500          110,336           21,000
                                      ---------------- --------------- ---------------- ----------------

                                              255,001          10,500          423,653           21,000
                                      ---------------- --------------- ---------------- ----------------


Net loss for the period               $      (187,259) $      (10,500) $      (355,911) $       (21,000)
                                      ================ =============== ================ ================


Basic and diluted loss per share      $        (0.02)  $         0.00  $        (0.03)  $         0.00
                                      ================ =============== ================ ================

Weighted average number of

    common shares outstanding              12,400,000      10,400,000       12,400,000       10,200,000
                                      ================ =============== ================ ================



             The accompanying notes are an integral part of these
                       consolidated financial statements.


WHITE DIAMOND SPIRITS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Unaudited)
(Expressed in U.S. Dollars)

================================================================================

                                                        Common Stock
                                                --------------- --------------    Additional
                                                  Number of                        Paid-in
                                                     Shares         Amount         Capital         Deficit           Total
                                                --------------- -------------- --------------- --------------- ---------------

Balance, October 31, 1998                           10,000,000  $      10,000  $       92,250  $     (102,250) $           -

Shares issued for acquisition of subsidiary          2,400,000          2,400         106,978              -          109,378

Contribution of employment services                         -              -           42,000              -           42,000

Net loss for the year                                       -              -               -         (237,805)       (237,805)
                                                --------------- -------------- --------------- --------------- ---------------

Balance, October 31, 1999                           12,400,000         12,400         241,228        (340,055)        (86,427)


Net loss for the period                                     -              -               -         (355,911)       (355,911)
                                                --------------- -------------- --------------- --------------- ---------------


Balance, April 30, 2000                             12,400,000  $      12,400  $      241,228  $     (695,966) $     (442,338)
                                                =============== ============== =============== =============== ===============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

WHITE DIAMOND SPIRITS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited) (Expressed in U.S. Dollars)
================================================================================

                                                    Six Month       Six Month
                                                  Period Ended     Period Ended
                                                    April 30,        April 30,
                                                      2000             1999
                                                --------------- ----------------

CASH FLOWS FROM OPERATING ACTIVITIES

    Net loss for the period                     $     (355,911) $      (21,000)
    Item not involving an outlay of cash:
       Amortization                                        734              -

    Net changes in non-cash working capital items:

       Increase in accounts receivable                (112,642)             -
       Increase in inventory                           (63,034)             -
       Increase in prepaid expenses and deposits      (130,000)             -
       Increase in accounts payable                      8,927              -
       Contribution of employment services                  -           21,000
                                                --------------- ----------------

    Net cash provided by operating activities         (651,926)             -
                                                --------------- ----------------

CASH FLOWS FROM FINANCING ACTIVITIES

    Increase in due to related parties                 699,178          27,321
                                                --------------- ----------------

    Net cash provided by financing activities          699,178          27,321
                                                --------------- ----------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Purchase of capital assets                          (3,300)             -
                                                --------------- ----------------

    Net cash used in investing activities               (3,300)             -
                                                --------------- ----------------


Increase in cash position for the period                43,952          27,321


Cash position, beginning of period                      19,727              -
                                                --------------- ----------------


Cash position, end of period                    $       63,679  $       27,321
                                                =============== ================


Supplemental disclosure with respect to cash flows

    Cash paid during the period for interest    $           -   $           -
    Cash paid during the period for income taxes            -               -
                                                =============== ================
Non-cash operating, financing and investing activities

    Issuance of common stock to acquire
       subsidiary                               $           -   $      109,378
    Contribution of employment services                     -           21,000
                                                =============== ================

    There were no non-cash transactions for the period ended April 30, 2000.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

WHITE DIAMOND SPIRITS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
(Unaudited)
APRIL 30, 2000
================================================================================

1.       HISTORY AND ORGANIZATION OF THE COMPANY

         The Company was incorporated on July 20, 1998 under the laws of the State of Nevada and is in the business of importing spirits and alcohol for sale and distribution in North America. The Company is the primary importer of alcohol for Brilliant Spirits Ltd., a company located in Dublin, Ireland. The Company has offices located in Henderson, Nevada and Vancouver, Canada, and stores its inventory in a warehouse located in California.

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through short-term loans from directors and future equity financings.

                                                  April 30,      October 31,
                                                   2000             1999
                                                --------------- ----------------
         Deficit                                $     (695,966) $     (340,055)
         Working capital surplus (deficiency)         (448,974)        (90,497)
                                                =============== ================


2.       SIGNIFICANT ACCOUNTING POLICIES

         Generally accepted accounting principles

         In the opinion of management, the accompanying consolidated financial statements contain all adjustments necessary (consisting only of normal recurring accruals) to present fairly the financial information contained therein. These statements do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the audited financial statements of the Company for the year ended October 31, 1999. The results of operations for the six month period ended April 30, 2000 are not necessarily indicative of the results to be expected for the year ending October 31, 2000.

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

         Principles of consolidation

         These financial statements have been prepared on a consolidated basis and include the operations of the Company and its wholly-owned subsidiary, White Diamond Importers, LLC ("Importers"). All inter-company transactions have been eliminated upon consolidation.

         Cash and cash equivalents

         Cash and cash equivalents include highly liquid investments with a maturity of three months or less.

WHITE DIAMOND SPIRITS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
(Unaudited) APRIL 30, 2000
================================================================================

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         Inventory

         Inventory is valued at the lower of cost (using the first-in, first-out method of accounting) and net realizable value.

         Capital assets

         Capital assets are recorded at cost and amortization is provided for on the following basis:

         Computers                      30% declining balance

         Foreign currency translation

         Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in income. The Company's functional currency is the United States dollar.

         Accounting for derivative instruments and hedging activities

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, FASB issued SFAS 137 to defer the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

         Disclosure about segments of an enterprise and related information

         Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," ("SFAS 131") requires the use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management desegregates a company. Currently, SFAS 131 has no effect on the Company's financial statements, as substantially all of the Company's operations are conducted in the United States.

         Reporting on costs of start-up activities

         In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company has adopted the requirements of SOP 98-5 during the current period.

WHITE DIAMOND SPIRITS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
(Unaudited) APRIL 30, 2000
================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)
         Stock-based compensation

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock. Because the Company does not have any outstanding stock options issued, there is no impact on its financial statements.

         Comprehensive income

         The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as at April 30, 2000.

         Earnings (loss) per share

         Earnings (loss) per share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings (loss) per share are to be presented. Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

         Revenue recognition

         Revenue from operations is recognized when the product is shipped, at which time title transfers to the buyer, and collection of revenue is reasonably assured.

         Income taxes

         Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

3.       CAPITAL ASSETS

                                                     Net Book Value
                                              ----------------------------
                             Accumulated        April 30,      October 31,
                 Cost        Amortization         2000            1999
             ----------     ---------------   -------------   ------------


Computers    $   7,370      $     734         $    6,636      $   4,070
             ==========     ===============   =============   ============

WHITE DIAMOND SPIRITS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
(Unaudited)
APRIL 30, 2000
================================================================================


4.       DUE TO RELATED PARTIES

         Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment. The amounts due to related parties are amounts advanced by directors to provide working capital for the Company.

5.       STOCKHOLDERS' EQUITY

         The authorized capital stock of the Company consists of 200,000,000 shares of common stock. No warrants to acquire common stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.

         The common stock carry no pre-emptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The common stock affords the holders no cumulative voting rights and the holders of a majority of the shares voting for election of the directors can elect all of the directors if they should choose to do so.

         On August 5, 1998, the Company issued 10,000,000 shares of common stock pursuant to a private placement at a price of $0.01 per share, for total proceeds of $100,000. These shares were sold pursuant to Rule 504 of Regulation D. In connection with the above private placement, the Company paid a $10,000 commission fee to Pacific Rim Investment, Inc., pursuant to an Offering Sales Agency Agreement and has no further obligations to Pacific Rim Investment, Inc.

         On April 15, 1999, the Company issued 2,400,000 shares of common stock at a deemed value of $109,378 for the acquisition of its subsidiary.

         The Company's Board of Directors approved the reservation of 1,000,000 shares for issuance pursuant to the Company's Stock Option Plan, effective July 22, 1998. The option price will be $1.00 per share or such other price as the Board may determine. All options must be granted within 10 years from the effective date of the plan. At April 30, 2000, no stock options have been granted under the plan.

6.       FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, accounts receivable, accounts payable, and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The fair value is not determinable for amounts due to related parties since the amounts do not have specified terms of repayment or interest rates.

7.       UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

WHITE DIAMOND SPIRITS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
(Unaudited)
APRIL 30, 2000
================================================================================


8.       DEFERRED INCOME TAXES

         The Company's total deferred tax asset is as follows:

                                               April 30,       October 31,
                                                  2000            1999
                                              -------------   ------------

         Tax benefit arising from net
             operating loss carryforward      $   173,991     $   91,458
         Valuation allowance                     (173,991)       (91,458)
                                              -------------   ------------

                                              $     -         $      -
                                              =============   ============

         The Company has a net operating loss carryforward of approximately $696,000 which expires between the years 2018 and 2019. The Company provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realizability.

9.       CONTINGENCY

         A lawsuit has been commenced against the Company in which the plaintiff is seeking commissions and expense reimbursements allegedly owing. Management has denied the allegations and has commenced a counter claim against the plaintiff. The outcome of these claims cannot be determined at this time, therefore any amounts relating to the claims will be reflected in the year of settlement.

10.      COMMITMENTS

          a) The Company leases an office in Vancouver, British Columbia for $350 per month pursuant to a two-year lease, expiring on January 31, 2002.

          b) The Company leases an office in Henderson, Nevada for $1,613 per month pursuant to a twelve-month lease, expiring on January 31, 2001.

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




                                   Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WHITE DIAMOND SPIRITS, INC.
       (Company)



By:      /s/ MICHAEL MARLEAU
         -------------------
         Michael Marleau, President, Chief Executive Officer, Director September 11, 2000


         /s/ EDWIN SAVAGE
         ----------------
         Edwin Savage,  Director
         September 11, 2000


         /s/ IGOR PETROV
         ---------------
         Igor Petrov, Secretary, Treasurer (Chief Financial Officer), Director September 11, 2000


         /s/ GREG McCARTNEY
         ------------------
         Greg McCartney, Director
         September 11, 2000


         /s/ LARRY PASEMKO
         ------------------
         Larry Pasemko, Director
         September 11, 2000

PART III
========

Item 1. Index to Exhibits
-------------------------

3.   (i) Articles of Incorporation (Previously Filed)

     (ii) By-laws (Previously Filed)

10.1     Share Purchase Agreement dated April 19, 1999 (Previously Filed)

10.2     Marketing Agreement (Previously Filed)

10.3     Amendment to Marketing Agreement dated April 18, 2000
                  (Previously Filed)

10.4     Agreement with Frank-Lin Beverage Group(Previously Filed)

10.5     Memorandum Agreement with Majestic Distilling Co., Inc.
                  (Previously Filed)

27       Financial Data Schedule

99.1     Importer's Basic Permit #NV-I-874 (Previously Filed)
99.2     California Certificate of Qualification to transact intrastate business
                  (Previously Filed)
99.3     California State Board of Equalization Seller's permit
                  (Previously Filed)


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